UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                 SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                           (Amendment No.   1   )*
                                         -------



                         Cayman Water Company Limited
                 --------------------------------------------
                               (Name of Issuer)

                             Ordinary Common Shares
                 --------------------------------------------
                        (Title of Class of Securities)


                                   G1981E10
                              ------------------
                                (CUSIP Number)


     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP NO. G1981E10
          ---------

 (1)   Name of reporting person(s)   Crammond Investment Company, Ltd.
                                  ---------------------------------------------
       S.S. or I.R.S. identification nos. of above persons    N/A
                                                          ---------------------

(2)    Check the appropriate box if a member of a          (a) / /
       group (SEE INSTRUCTIONS)                            (b) / /

(3)    SEC USE ONLY


(4)    Citizenship or place of organization      Cayman Islands
                                            -----------------------------------

Number of shares beneficially owned by each reporting person with:

 (5)   Sole voting power         83,000
                        -------------------------------------------------------

 (6)   Shared voting power            0
                          -----------------------------------------------------

 (7)   Sole dispositive power    83,000
                             --------------------------------------------------

 (8)   Shared dispositive power       0
                               ------------------------------------------------

 (9)   Aggregate amount beneficially owned by each reporting person    83,000
                                                                    -----------

(10)   Check if the aggregate amount in row (9) excludes certain shares     / /
       (SEE INSTRUCTIONS)

(11)   Percent of class represented by amount in row (9)       3.0%
                                                        -----------------------

(12)   Type of reporting person (SEE INSTRUCTIONS)             CO
                                                  -----------------------------


ITEM 1(a). NAME OF ISSUER

Cayman Water Company, Limited

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

Trafalgar Place, West Bay Road
P.O. Box 1114GT
Grand Cayman, Caymand Islands

ITEM 2 (a). NAME OF PERSON FILING

Crammond Investment Company, Ltd.


ITEM 2 (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

George Town
Grand Cayman, Cayman Islands

ITEM 2 (c). CITIZENSHIP:    Cayman Islands

ITEM 2 (d). TITLE OF CLASS OF SECURITIES

Ordinary Common Shares

ITEM 2. (e). CUSIP No.: G1981E10

ITEM 3. STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B)

Not applicable

ITEM 4. OWNERSHIP

(a)     Amount Beneficially Owned:    83,000

(b)     Percent of Class:                3.0%

(c)     Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote   83,000
                                                      ---------

        (ii)  shared power to vote or to direct the vote
                                                        ------

        (iii) sole power to dispose or to direct the disposition of   83,000
                                                                    --------

        (iv)  shared power to dispose or to direct the disposition of
                                                                     ------

     INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that 5% of
the class of security, check the following.   /X/

ITEM 6. OWNERSHIP Of MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE
SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10. CERTIFICATION

Not Applicable

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1997           Kathleen M. Evans
      -------------------         -----------------------------------------
                                  (Signature)

                                  Kathleen M. Evans, Vice President/Secretary
                                  -------------------------------------------
                                  (Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.